UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

Commission File No. 1-9924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Citigroup 401(k) Plan Plans Administration Committee One Court Square, 46th Floor Long Island City, NY 11120

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Citigroup Inc. 399 Park Avenue New York, NY 10022

CITIGROUP 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2012 and 2011

*
Other schedules required by Form 5500, which are not applicable, have been omitted.

 Report of Independent Registered Public Accounting Firm

The Plan's Administration Committee
Citigroup Inc.:

We have audited the accompanying statements of net assets available for benefits of the Citigroup 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012 and supplemental Schedule H, Line 4j—Schedule of Reportable Transactions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 28, 2013

CITIGROUP 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value:
Cash equivalents and short-term investments	$629,027,795	$636,621,351
U.S. equities	841,327,701	667,539,835
Non-U.S. equities	136,550,300	112,268,004
Mutual funds	1,060,953,748	924,578,370
Collective trusts and other investments	5,011,089,577	4,110,523,843
Guaranteed investment contracts	1,187,363,800	1,188,528,327
Wrapper contracts	217,061	1,330,529

Total investments	8,866,529,982	7,641,390,259

Loans receivable from participants	227,112,345	210,768,439
Receivables:
Investments sold but not delivered	4,523,888	1,486,154
Interest and dividends	2,821,060	2,050,995
Participant contributions	422,163	13,899,618
Employer contributions	382,227,443	371,762,010
Other receivables	49,056	63,213

Total receivables	390,043,610	389,261,990

Total assets	9,483,685,937	8,241,420,688

Liabilities:
Investments purchased but not received	5,579,459	3,694,909
Payable for trustee and administrative fees	2,831,353	5,555,642

Total liabilities	8,410,812	9,250,551

Net assets reflecting all investments at fair value	9,475,275,125	8,232,170,137

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(78,899,457)	(60,884,219)

Net assets available for benefits	$9,396,375,668	$8,171,285,918

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income:
Dividends	$55,641,133	$55,330,291
Interest	35,133,135	42,835,922
Net appreciation (depreciation) in fair value of investments	959,712,466	(571,321,595)

Net investment gain (loss)	1,050,486,734	(473,155,382)

Interest income from loans receivable from participants	9,246,956	9,234,894
Contributions:
Participants	450,158,658	437,622,464
Employer	382,275,196	372,316,079
Rollover	29,056,520	32,698,596

Total contributions	861,490,374	842,637,139

Total additions to net assets	1,921,224,064	378,716,651

Deductions from net assets attributable to:
Distributions to participants	680,367,719	661,621,900
Trustee and administrative expenses	15,177,690	16,979,051
Dividends paid directly to participants	588,905	441,196

Total deductions from net assets	696,134,314	679,042,147

Net increase (decrease)	1,225,089,750	(300,325,496)

Net assets available for benefits at:
Beginning of year	8,171,285,918	8,471,611,414

End of year	$9,396,375,668	$8,171,285,918

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)   Description of the Plan

  The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  (a)
  General

    The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company), its subsidiaries and affiliates. The Company is the Plan Sponsor, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (the Code).

    The Plan was initially designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. Effective March 1, 2003, the Plan consists of an ESOP component and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan.

    Reliance Trust Company is the trustee for the investments held in the Citigroup Common Stock Fund. State Street Bank & Trust Company is the trustee of the Plan's remaining investments. Plan investments are held by State Street Bank & Trust Company, the custodian, in a trust fund established under the Plan. The Plan is administered by Aon Hewitt, a third-party administrator.

    The Company maintains a Financial Education Program for participants. Program costs are paid by the Company. The program offers financial resources such as articles, tutorials and videos. In addition, the Company has retained Financial Engines Advisors LLC (a registered investment advisor and referred to as Financial Engines) to provide assistance to participants on asset allocation for his or her Plan investments based on their individual risk profile, retirement horizon, and other factors.

    The Plan also offers the Professional Management Program through Financial Engines, which provides for participants to have their accounts professionally managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant account are slightly reduced. If a participant chooses to be part of the Professional Management Program, the fee is automatically deducted from their accounts.

    The Professional Management program offers an optional retirement income feature ("Income Feature") for managed Plan accounts. With the Income Feature, your assets are managed under the Professional Management program with a primary investment strategy of seeking to generate income in retirement. The Income Feature also includes an option for you to request distributions from your Plan account. The Income Feature is available at no additional cost to Professional Management members who select the Income Feature.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

  (b)
  Eligibility

    Eligible employees generally include employees (1) working in the U.S. and paid from a Company payroll or (2) U.S. citizens or lawful permanent residents of the U.S. performing services overseas in an expatriate employment classification in each case who are performing services for the Company and participating subsidiaries, as defined in the Plan document.

    Full time employees or part-time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.

    Part-time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on the January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee's date of hire.

  (c)
  Employee Contributions

    An eligible employee may elect to have a portion of his or her regular pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of his or her eligible compensation in a whole percentage up to the maximum permitted by law for before-tax and Roth after-tax salary deferrals, plus an additional catch-up contribution, if eligible (in whole percentages but not exceeding 50% of pay). The statutory limit for before tax and Roth after tax contributions was $17,000 and $16,500, respectively for 2012 and 2011. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution. Distributions of amounts deferred as Roth after-tax contributions are tax-free and investment earnings on Roth Contribution Accounts are tax-free, if the participant is at least age 59 1/2, (or permanently disabled (as defined under the Code), or deceased), and distributions under the Plan occur no earlier than during the fifth taxable year starting after the taxable year the first Roth after-tax contribution was made to the Plan.

    Eligible full or part-time employees will automatically be subject to the Plan's automatic enrollment provision and enrolled to contribute to the Plan 90 days after the eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90-day grace period from his or her eligibility date to decline participating in the automatic enrollment. The initial automatic deferral percentage is 3%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested the Plan's default investment alternative, which is the Plan's "target retirement date" fund consistent with the participant's projected year of retirement, as further explained in the Plan document. For this purpose, a participant's projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath funds are the current retirement date funds offered in the Plan. Participants whose first date of hire is on or after January 1, 2007 who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing his or her before-tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before-tax deferrals at any time.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

    Catch-up contributions are permitted in accordance with Section 414 (v) of the Code. Participants who are over age 50 by the plan year-end can contribute up to 49% of his or her eligible pay up to $5,500 for both 2012 and 2011, increasing the participants' statutory limitation on before-tax contributions to $22,500 and $22,000 for 2012 and 2011, respectively. There is no automatic enrollment for catch-up contributions.

    In addition, the Code limits contributions for highly compensated participants, defined by the Code to be participants with annual compensation greater than $115,000 and $110,00 for 2012 and 2011, respectively.

  (d)
  Employer Contributions

    During 2012 and 2011, employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution. A one-time Company contribution is also provided to certain grandfathered participants on a limited basis when they become eligible.

    The Company matching contribution was equal to 100% of participant's before tax and/or Roth after-tax contributions up to 6% in 2012 and 2011, of the participant's eligible pay (up to the annual compensation maximum set by the Code: $250,000 for 2012 and $245,000 for 2011) for eligible employees at all compensation levels. Company matching contributions did not exceed the lesser of the participant's contribution or 6% of the participant's eligible compensation up to the statutory limit. Catch-up contributions are not subject to matching contributions. Participants must contribute to the Plan to receive Company matching contributions. A fixed contribution of up to 2% of eligible pay is credited to the Plan's eligible employees' account whose qualifying compensation, as defined in the Plan, is less than $100,000.

    An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans' redesign. If an employee's total benefit opportunity under the three programs was greater than his benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.

    At December 31, 2012, the employer contribution receivable was $382.2 million, of which $315.6 million related to the Company matching contribution; whereas, at December 31, 2011, the employer contribution receivable was $371.8 million, of which $302.1 million related to the Company matching contribution, respectively.

    Company contributions relating to 2012 and 2011 were credited to participant accounts during the first quarter of the following year: 2013 and 2012, respectively.

  (e)
  Participant Accounts

    The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

    Participants may elect to invest their deferral contributions, Company contributions, and account balance among the investment fund options offered under the Plan in whole increments of 1%.

    A participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan's notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.

    Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

  (f)
  Rollover and Transfer Contributions

    The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account (IRA), which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan's management and do not affect any other contributions made by or on behalf of a participant.

  (g)
  Investment Options

    Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

    In general, Plan participants may move a portion or all of their account balance among the Plan's investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balances into the BlackRock T-Fund at any time. However, once a participant moves his or her Plan assets into the fund, he or she cannot move Plan assets out of the fund for seven calendar days.

    In addition, Plan participants may not move an investment in the BNY Mellon Stable Value Fund (see Note 4) through a fund transfer, reallocation, or rebalance directly into any of the two investment options that are considered competitors of the BNY Mellon Stable Value Fund: the BlackRock T-Fund and the BFA LifePath Retirement Fund. The BFA LifePath Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the BNY Mellon Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

    If a Plan participant moves a portion or all of their account balance from the BNY Mellon Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the two competing investment options named above, the amount moved must remain invested in a non-competing investment option for at least 90 days before it can be moved into one of the two competing investment options.

    These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

    To the extent required by the compliance procedures of a mutual fund to ensure the fund's adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants' trading activity in that particular fund. The Company also may restrict the ability of certain Plan participants to invest in or divest the Citigroup Common Stock Fund.

    In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees, should they decide to do so. Currently, only T Rowe Price International Discovery Fund imposes a 2% redemption fee on the sale of fund units within 90 days after any purchase of fund units.

    The Plan does not directly participate in securities lending programs; however, one or more of the investment options available to Plan participants provide for securities lending. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering and the Plan overall.

    Effective October 1, 2012, SSgA Dow Jones U.S. Reit Index Fund was eliminated and the assets were transferred to the AEW Capital Management REIT Fund and the SSgA DJ/UBS Commodity Index was eliminated and replaced with the SSgA DJ/UBS Roll Select Commodity Index Fund.

    Effective October 1, 2012, WAMCO/Citi Institutional U.S. Treasury Reserves Funds and BlackRock Tempfund were both eliminated and replaced with the BlackRock T-Fund, which is a Treasury money market fund. Effective October 1, 2012, the Wellington Large Cap Growth Fund and the Barrow Hanley Large Cap Value fund were combined into a single fund named the Large Cap U.S. Equity Fund. Effective October 1, 2012, the Small Cap Growth Fund and the Small Cap Value Fund were combined into a single fund named the Small Cap U.S. Equity Fund. Effective October 1, 2012, the DFA International Securities Fund and the Dodge & Cox International Stock Fund were combined into a singled fund named the Non-U.S. Large Cap Equity Fund.

  (h)
  Vesting

    The rights of a participant to his or her own contributions and any earnings thereon are at all times fully vested and nonforfeitable.

    Any Plan participant who performed an hour of service after June 26, 2007, was fully vested in his or her Company matching contributions.

    Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

      •
      Upon completion of three years of service. Once three years of service has been attained, any fixed and/or transition contributions made on a participant's behalf will be immediately vested;

      •
      If a participant reaches age 55, dies, or becomes disabled while in service;

      •
      In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

    Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company, or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

  (i)
  Forfeited Accounts

    Forfeitures are used to offset expenses of the Plan. During 2012 and 2011, $0 and $545,562 of forfeitures, respectively, were used to offset Plan expenses. As of December 31, 2012 and 2011, unallocated forfeitures were $191,587 and $1,489, respectively.

  (j)
  Loans Receivable from Participants

    Subject to the Plan's provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the previous twelve months. Loans receivable from participants as of December 31, 2012 and 2011 bore interest rates from 4.25% to 10.50% and 4.21% to 10.71%, respectively.

    Loans receivable from participants are valued at unpaid principal plus any accrued but unpaid interest.

    Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to Aon Hewitt. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

    Each loan is secured through the vested balance in the participant's Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant as soon as administratively practicable in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is reduced from the account balance before an amount is distributed to the participant.

    A participant applying for a loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant's Plan account at the time his or her loan request is processed. Plan participants who reside in Florida may be subject to a nominal tax imposed by Florida law, which is deducted from the participant's Plan account at the time his or her loan request is processed as soon as administratively practicable.

  (k)
  Withdrawals

    Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the vested value of his or her participant account and if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

    certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan's provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

  (l)
  Distributions

    A participant, after leaving the Company, can have the total of his or her account distributed in accordance with the provisions of the Plan.

    If the value of a participant's account exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age, age 65, or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution will be based on the value of the participant's accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. If the participant is still employed at age 70 1/2, minimum distributions must commence when the participant retires or otherwise separates from service.

    If the value of a participant's account is between $1,000 and $5,000, the Plan will automatically roll the participant's account over to an IRA, if the participant does not elect otherwise within 90 days of receiving a notice from the Plan. This provision does not apply to participants who are age 65 or older. If the Plan participant is age 65 or older and his or her account balance is $5,000 or less, the Plan will distribute his or her account as a lump-sum distribution and withhold the applicable taxes. If the value of a participant's account is less than $1,000, the Plan will distribute the participant's account upon termination of employment, unless otherwise instructed.

    Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account, less allocated expenses. Distributions from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(2)   Summary of Significant Accounting Policies

  (a)
  Basis of Presentation

    The financial statements of the Plan are prepared under the accrual basis of accounting.

  (b)
  Use of Estimates

    The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

  (c)
  Investment Valuation and Income Recognition

    The Plan investments are stated at fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

    Short-term investment funds are valued at cost, which approximates fair value.

    Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes U.S. and non-U.S. equities in separately managed accounts.

    The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year.

    Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

    Collective trusts are valued at the net asset value as reported by the sponsor of the fund. Participant-directed redemptions from these common collective trusts generally can be made daily, subject to a Plan imposed 7-day minimum holding period on investments (other than BNY Mellon Stable Value Fund related investments which have a longer holding period). There were no unfunded commitments as of December 31, 2012.

    The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report Guaranteed Investment Contracts (GICs) at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts' future cash flows discounted by comparable duration index rates. Fair values

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

    of the underlying investments in the synthetic GICs are based on quoted prices in active markets. For constant duration and separate account GICs, the fair values of the underlying portfolio of these contracts are the market values provided by the underlying investment managers. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

  (d)
  Fair Value of Financial Instruments

    The carrying value of following instruments approximate fair value because of the short maturity nature of these items: investments sold but not delivered, interest and dividends receivable, other receivables, and investments purchased but not received.

  (e)
  Payment of Benefits

    Benefits are recorded when paid.

  (f)
  Recent Accounting Pronouncements

    In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 specifies that in the absence of a Level 1 input for a fair value measure, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the guidance enhances the disclosure requirements that reporting entities must provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of this guidance is reflected, where applicable, through these financial statements. The adoption of the guidance did not have a material impact on the Plan's financial statements.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3)   Investments

  A summary of the Plan's investments as of December 31, 2012 and 2011 is listed below.

	2012		2011
Cash equivalents and short-term investments, individually less than 5% of net assets	$629,027,795		$636,621,351
U.S. equities
Large cap companies
Citigroup Common Stock Fund	546,517,412	*	384,717,160
Other Large cap companies	145,010,697		132,022,574

Total Large cap companies	691,528,109		516,739,734

Mid cap companies	71,048,546		66,460,008
Small cap companies	78,751,046		84,340,093

Total U.S. equities	841,327,701		667,539,835

Non-U.S. equities	136,550,300		112,268,004
Mutual funds, individually less than 5% of net assets	1,060,953,748		924,578,370
Collective trusts and other investments
BlackRock Aggregate Bond Index	531,922,581	*	476,972,214	**
S&P 500 Index	1,088,367,399	*	904,933,705	**
Russell 3000 Index	478,651,339	*	421,889,159	**
Other Collective trusts, individually less than 5% of net assets	2,912,148,258		2,306,728,765

Total Collective trusts and other investments	5,011,089,577		4,110,523,843

Guaranteed investment contracts, individually less than 5% of net assets	1,187,363,800		1,188,528,327
Wrapper contracts	217,061		1,330,529

Investments, at fair value	$8,866,529,982		$7,641,390,259

*
Represents 5% or more of Plan's net assets available for benefits at December 31, 2012.

**
Represents 5% or more of Plan's net assets available for benefits at December 31, 2011.

  In connection with acquisitions made by the Company or a predecessor company, the Plan's investments as of December 31, 2012 and 2011 include $3.7 million and $3.4 million, respectively, of the State Street Common Stock Fund, a closed fund.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

  The Plan's investments (including investments bought and sold during the year) appreciated (depreciated) in value by $959.7 million and $(571.3) million in 2012 and 2011, respectively. A summary of changes as reported in the statement of changes in net assets available for benefits is listed below:

	2012	2011
Cash equivalents and short-term investments	$(4,916)	$(35)
Equity investments	244,768,510	(343,617,830)
Mutual funds	124,702,285	(172,354,664)
Collective trusts and other investments	590,246,587	(55,349,066)

	$959,712,466	$(571,321,595)

(4)   Guaranteed Investment Contracts

  The Plan's BNY Mellon Stable Value Fund (Fund) invests in fully benefit-responsive investment contracts, including traditional GICs, synthetic GICs and separate account GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short-term investments.

  Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund's investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

  Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a "wrapper" contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

  Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the statements of net assets available for benefits as "adjustment from fair value to contract value for fully benefit-responsive investment contracts". If the adjustment amount is positive, this indicates that the wrapper contracts' values are greater than the fair value of the underlying investments. If the adjustment amount is negative, this indicates that the wrapper contracts' values are less than the fair value of the underlying investments. The embedded fair value gains (losses) will be amortized in the future through a higher (lower) interest crediting rate, respectively.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

  There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2012 and 2011 ranged from 0.61% to 4.76% and from 2.40% to 5.88%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2012 and 2011, the fair value of GICs amounted to $1.187 billion and $1.189 billion, respectively. The fair value of the wrapper contracts amounted to $217,061 and $1.3 million at December 31, 2012 and 2011, respectively.

  An investment contract is considered fully benefit-responsive if all of the following criteria are met:

    •
    The investment contract is between the fund and the issuer, and the contract cannot be sold or assigned.

    •
    The contract issuer must be obligated to repay principal and interest to participants in the fund, or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

    •
    All permitted participant-initiated transactions occur at contract value, without limitations.

    •
    An event that limits the ability of the participant to transact at contract value is not probable.

    •
    The fund must allow participants reasonable access to their funds.

  The Plan's management has concluded the GICs to be fully benefit-responsive investment contracts and has reported such contracts at fair value, with an appropriate adjustment to contract value.

  The Fund owns units of the State Street Short-Term Investment Fund, which serves as the Fund's short-term liquidity vehicle.

  The statements of net assets available for benefits of the Plan are prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses on the underlying investments. The crediting interest rate is calculated on a quarterly basis, as defined in the following table:

	2012	2011
Portfolio characteristics:
Average yield earned by entire fund	2.62%	3.04%
Return on assets for 12 months	2.84%	3.53%
Current crediting rate	2.84%	3.24%
Effective duration in years	3.06	3.24

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

  The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2012.

	December 31, 2012
Issuer	S&P/ Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725840	AA/Aa1	4.71%	$184,176,370	$(283,933)	$(21,172,030)	$162,720,407
ING Life & Annuity Company Contract No. 60266	AA-/Aa2	3.27	205,143,530	431,059	(11,997,836)	193,576,753
ING Life & Annuity Company Contract No. 60385	A-/A3	0.61	19,990,056	—	(380)	19,989,676
Met Life Contract No. 32645	AA-/Aa3	0.93	13,494,481	—	(15,811)	13,478,670
Natixis Financial Products Contract No. WR1937-02	AA+/Aaa	1.35	66,636,519	76,380	(953,643)	65,759,256
New York Life Contract No. 29038	AA+/Aaa	2.86	106,331,065	—	(5,944,895)	100,386,170
New York Life Contract No. 34360	AA+/Aaa	1.02	20,184,320	—	(67,769)	20,116,551
Principal Life Contract No. 18274	A+/Aa3	1.25	20,292,503	—	(147,360)	20,145,143
Protective Life Insurance	AA-/A2	0.85	25,140,999	—	(10,907)	25,130,092
Prudential GA-62194	AA/Aa1	2.53	301,370,278	(92,926)	(12,407,941)	288,869,411
Royal Bank of Canada Contract No. Citigroup01	AA/Aa1	4.76	224,603,679	86,481	(26,180,885)	198,509,275

Total			$1,187,363,800	$217,061	$(78,899,457)	$1,108,681,404

  The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2011.

	December 31, 2011
Issuer	S&P/ Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725840	AA/Aa3	4.63%	$194,446,175	$(310,810)	$(16,866,848)	$177,268,517
ING Life & Annuity Company Contract No. 60266	AA/Aa2	3.48	196,707,156	466,182	(9,845,119)	187,328,219
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.88	16,979,659	4,041	(427,824)	16,555,876
Natixis Financial Products Contract No. WR1937-01	AA+/Aaa	2.40	247,749,992	108,657	(1,674,085)	246,184,564
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.70	7,521,367	4,086	(157,200)	7,368,253
Prudential GA-62194	AA/Aa1	2.97	288,289,850	175,465	(10,030,909)	278,434,406
Royal Bank of Canada Contract No. Citigroup01	AA/Aa3	4.74	236,834,128	882,908	(21,882,234)	215,834,802

Total			$1,188,528,327	$1,330,529	$(60,884,219)	$1,128,974,637

(5)   Fair Value Measurements

  FASB ASC 820, Fair Value Measurements, provides a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

  for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

    •
    Level 1—Quoted prices for identical instruments in active markets.

    •
    Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

    •
    Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

  This hierarchy requires the Plan's management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

  The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

  As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

  The table below categorizes the Plan's investments by level within the fair value hierarchy as of December 31, 2012.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash equivalents and short-term investments	$608,326,034	$20,701,761	$—	629,027,795
U.S. equities
Large cap companies	691,528,109	—	—	691,528,109
Mid cap companies	71,048,546	—	—	71,048,546
Small cap companies	78,751,046	—	—	78,751,046
Non-U.S. equities	136,550,300	—	—	136,550,300
Mutual funds
Non-U.S. equity funds	711,705,173	—	—	711,705,173
U.S. equity funds	61,817	—	—	61,817
Non-U.S. fixed income funds	124,510,210	—	—	124,510,210
High yield bond funds	172,356,586	—		172,356,586
Global allocation funds	52,319,962	—	—	52,319,962
Collective trusts and other investments
Balanced funds	—	1,092,643,859	—	1,092,643,859
Commodity funds	—	42,577,085	—	42,577,085
Real estate funds	—	104,646,824	—	104,646,824
Non-U.S. fixed income funds	—	52,521,826	—	52,521,826
U.S. fixed income funds	—	666,496,935	—	666,496,935
Non-U.S. equity funds	—	560,927,768	—	560,927,768
U.S. equity funds	—	2,491,275,280	—	2,491,275,280
Guaranteed investment contracts	—	1,187,363,800	—	1,187,363,800
Wrapper contracts	—	—	217,061	217,061

Investments, at fair value	$2,647,157,783	$6,219,155,138	$217,061	$8,866,529,982

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

  The table below categorizes the Plan's investments by level within the fair value hierarchy as of December 31, 2011.

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash equivalents and short-term investments	$476,746,731	$159,874,620	$—	$636,621,351
U.S. equities
Large cap companies	516,739,734	—	—	516,739,734
Mid cap companies	66,460,008	—	—	66,460,008
Small cap companies	84,340,093	—	—	84,340,093
Non-U.S. equities	112,268,004	—	—	112,268,004
Mutual funds
Non-U.S. equity funds	677,431,245	—	—	677,431,245
U.S. equity funds	116,470	—	—	116,470
Non-U.S. fixed income funds	89,120,864	—	—	89,120,864
High yield bond funds	132,755,074	—	—	132,755,074
Global allocation funds	25,154,717	—	—	25,154,717
Collective trusts and other investments
Balanced funds	—	855,837,387	—	855,837,387
Commodity funds	—	42,310,967	—	42,310,967
Real estate funds	—	66,061,640	—	66,061,640
Non-U.S. fixed income funds	—	34,682,278	—	34,682,278
U.S. fixed income funds	—	587,368,365	—	587,368,365
Non-U.S. equity funds	—	403,503,861	—	403,503,861
U.S. equity funds	—	2,120,759,345	—	2,120,759,345
Guaranteed investment contracts	—	1,188,528,327	—	1,188,528,327
Wrapper contracts	—	—	1,330,529	1,330,529

Investments, at fair value	$2,181,132,940	$5,458,926,790	$1,330,529	$7,641,390,259

  The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2012.

	Level 3 Investments at Fair Value Year Ended December 31, 2012
	Wrapper Contracts	Total
Balance, beginning of year	$1,330,529	$1,330,529
Unrealized loss relating to instruments still held at the reporting date	(1,113,468)	(1,113,468)

Balance, end of year	$217,061	$217,061

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

  The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2011.

	Level 3 Investments at Fair Value Year Ended December 31, 2011
	Wrapper Contracts	Other Investments	Total
Balance, beginning of year	$2,506,307	$20,278	$2,526,585
Unrealized loss relating to instruments still held at the reporting date	(1,175,778)	—	(1,175,778)
Settlements	—	(20,278)	(20,278)

Balance, end of year	$1,330,529	$—	$1,330,529

  There were no significant transfers of investments between levels during the years ended December 31, 2012 and 2011. There were no changes in the fair value methodology used at December 31, 2012 and 2011.

(6)   Administrative Expenses

  Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants' investment balances and are reflected in the value of their participant accounts.

  Any expenses not borne by the Plan are paid by the Company.

(7)   Risk and Uncertainties

  The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

  The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.

  Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

  At December 31, 2012 and 2011, approximately 6% and 5%, respectively, of the Plan's total investments were invested in Citigroup Inc. common stock. The underlying value of the Company stock is subject to operational and market risks.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(8)   Party-in-Interest Transactions

  Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan's investment in the Citigroup Common Stock Fund was $546.5 million and $384.7 million at December 31, 2012 and December 31, 2011, respectively.

  The Plan held direct investments in the Company's common stock of $3.2 million and $1.8 million, at December 31, 2012 and December 31, 2011, respectively. In 2012 and 2011, the Company paid $588,905 and $441,196, respectively, for dividend on common stocks held directly to the participants. The Company is the Plan Sponsor, as defined in the Plan document.

  Certain Plan investments are units of the State Street Common Stock Fund, which consist of common stock issued by State Street Corporation. The Plan's investment in State Street Common Stock Fund was $3.7 million and $3.4 million at December 31, 2012 and December 31, 2011, respectively. Certain Plan investments are shares of commingled trust funds managed by State Street Corporation. At December 31, 2012 and 2011, the Plan held $22.6 million and $41.2 million, respectively, of the State Street Short-Term Investment Fund. The Plan held direct investments in State Street Corporation's common stock of $2.4 million and $2.2 million at December 31, 2012 and 2011, respectively.

  These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

(9)   Tax Status

  The Internal Revenue Service (the IRS) has determined and informed the Plan by a letter dated June 5, 2002 that the Plan and related trust are established in accordance with applicable sections of the Code, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. The Plan was amended and restated effective January 1, 2009. On February 1, 2010, the Plan filed an application with the IRS for a determination letter that the Plan, as amended and restated, meets the applicable requirements of the Code. The IRS has yet to issue a ruling on the amended and restated Plan. Although the Plan has been amended since receiving the determination letter, the Plan's management and the Plan's legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt, and continues to operate in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

  Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's management has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

  In June 2009, the Company's board of directors adopted the "Tax Benefits Preservation Plan" (the Rights Plan) in order to preserve the Company's ability to utilize certain tax benefits. Pursuant to the Rights Plan, the Company's board of directors declared a dividend of one preferred stock purchase right (a Right) of one share of Citigroup Inc. stock (Company Stock).

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

  Although the Company Stock held in the Plan satisfied the definition of a "qualifying employer security" under ERISA Section 407(d)(5), the Rights may not satisfy this definition. Further, ERISA Section 407(a)(2) prohibits a fiduciary who has authority or discretion to control or manage the assets of a plan to permit the plan to hold any "employer security" that violates ERISA Section 407(a).

  On December 9, 2009, the Company filed a request for an individual exemption with the Department of Labor (the DOL), and amended the exemption request on January 27, 2010 to reflect comments received from the DOL. The Company requested retroactive relief from the ERISA prohibitions set forth in Title I of ERISA for the acquisition and holding of the Rights by the Plan. The Company also requested relief from the prohibitions, as set forth in Code Section 4975(c)(1)(A) through (E), for the acquisition of the Rights by the Plan. The DOL issued the requested exemption on February 17, 2011, which was effective for the period June 22, 2009 (the date the Rights were issued) through June 10, 2012 (the expiration date of the Rights). The Rights expired on June 10, 2012.

  On March 21, 2011, the Company announced a 1-for-10 reverse stock split of Company stock effective after the close of trading on May 6, 2011. The Company stock began trading on a split adjusted basis on the New York Stock Exchange at the opening of trading on May 9, 2011. The Company stock held in the Citigroup Common Stock Fund uses unitized accounting methodology. When a participant invests in the Citigroup Common Stock Fund, he or she owns a unit of the fund, not actual shares of the Company. The reverse stock split has been reflected in the Citigroup Common Stock Fund since May 9, 2011, which reduced the equivalent units held in participant's Plan account by a factor of 10. Subsequent to May 9, 2011, all units in the Citigroup Common Stock Fund reflect the Company's common stock after the reverse stock split.

(10) Plan Termination

  Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants' accounts will become 100% vested and, therefore, will not be subject to forfeiture.

(11) Pending Litigation

  Between October 28 and December 8, 2011, five putative class actions were filed in the Southern District of New York asserting claims under ERISA—Geroulo v. Citigroup Inc., Ehrbar v. Citigroup Inc., Muehlgay v. Citigroup Inc., Winfield v. Citigroup Inc., and Goldstein v. Citigroup Inc.—against the Company, the Plan's administration and investment committee, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints assert similar claims under ERISA and are brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from November 2008 (November 3, 2008 in several of the complaints) through March 5, 2009. These complaints are similar to the ones brought in the fourth quarter of 2007, as discussed below, which the Second Circuit Court of Appeals upheld the dismissal of, in that they allege that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Company during this time period. In these most recent cases, however,

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

  the plaintiffs allege that the defendants knew or should have known that due to the deterioration of the Company's financial condition during this time period, the Company was in dire straits. In December 2011, plaintiffs moved to consolidate these cases; briefing on the motions was coordinated and completed in January 2012. The consolidated complaint was filed on September 14, 2012 and alleges a class period of January 16, 2008 through March 5, 2009. Defendants' motion to dismiss was filed on November 14, 2012. Rather than opposing the motion to dismiss, plaintiffs filed an amended complaint on January 11, 2013. Defendants filed a motion to dismiss on March 8, 2013.

  During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York (the Court) asserting claims under ERISA against the Company, the Plan's administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company's stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the compliant. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion. On August 31, 2009, the Court dismissed the case. An appeal was filed in the U.S. Court of Appeals for the Second Circuit on September 8, 2009, and oral argument was held on September 28, 2010. On October 19, 2011, the Second Circuit upheld the lower-court's decision dismissing the case. The Second Circuit held, in part, that there was no breach of fiduciary duty when Company stock was continued to be offered as an investment option during a period when the Company was incurring losses due to subprime mortgages, nor was there a failure to disclose the Company's subprime exposure to ERISA plan beneficiaries. By an order dated February 23, 2012, the Second Circuit denied appellants (plaintiffs in the original case) Motion for Rehearing. The appellants' petition for a writ of certiorari was filed with the Supreme Court on June 22, 2012. The Supreme Court denied cert on October 15, 2012.

  In October 2007, a purported class action complaint was filed against the Company and the Plan administration and investment committees, alleging that defendants engaged in prohibited transactions and breached fiduciary duties under ERISA by allowing the investment of Plan assets in Citigroup-affiliated mutual funds and the purchase of services from a Citigroup-affiliated entity. The Plan is not named as a defendant in this action. The complaint was brought on behalf of all participants in the Citigroup 401(k) Plan from 2001 through 2007. On March 16, 2010, the Court dismissed the request to have this action certified as a class action and all claims raised in the compliant, other than the claim that the Citigroup-affiliated mutual funds charged excessive fees. Although this claim was not dismissed, the only issue before the court is whether the statute of limitations has run with respect to this claim. On August 18, 2010, plaintiffs sought permission to amend their current complaint (the First Amended Complaint). On October 1, 2010, the Citigroup Plans Administrative Committee and the Citigroup 401(k) Plan Investment Committee moved for summary judgment against the First Amended Complaint on the grounds that plaintiffs' claim was time-barred. On October 22, 2010, the court stayed briefing on defendants' motion for summary judgment pending a ruling on plaintiffs' motion for leave to amend. On November 8, 2011, the

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

  court granted in part and denied in part plaintiffs' motion for leave to amend. In accordance with that ruling, plaintiffs filed a Second Amended Complaint on November 15, 2011, alleging three counts: (1) that defendants breached their duty of prudence by failing to remove or replace certain funds affiliated with Citigroup entities; (2) that defendants breached their duty of prudence in connection with the selection of three Citigroup-affiliated funds added to the Plan in 2003; and (3) that defendants breached their duty of prudence by approving a "mapping" from unaffiliated funds to affiliated funds in March 2003. No other claims were permitted. On January 10, 2012, defendants moved for summary judgment on all claims on the issue of whether the statute of limitations has run. That motion remains pending. On April 17, 2012, plaintiffs filed a motion to file a third amended complaint. On April 30, 2012, defendants filed a motion in opposition and on May 9, 2012, plaintiffs filed a reply. On March 28, 2013, the court granted plaintiff's motion to file the third amended complaint, which was filed on April 8, 2013. The third amended complaint alleges the same counts as the second amended complaint, but names additional individual defendants covering the entire class period. Defendants filed their answer to the third amended complaint on May 6, 2013.

(12) Subsequent Events

  The Plan's management evaluated subsequent events through the date on which the financial statements were issued, and determined that no additional disclosures were required.

(13) Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$9,396,375,668	$8,171,285,918
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	78,899,457	60,884,219

Net assets available for benefits per the Form 5500	$9,475,275,125	$8,232,170,137

Net increase (decrease) in net assets available for benefits per the financial statements	$1,225,089,750	$(300,325,496)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(60,884,219)	(56,099,540)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	78,899,457	60,884,219

Net increase (decrease) per Form 5500	$1,243,104,988	$(295,540,817)

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
Cash equivalents and short-term investments
BLACKROCK T-FUND	464,652,831		464,652,831	464,652,831
BRAZILIAN REAL	18		9	9
BNY MELLON STABLE VALUE FUND'S SHORT-TERM INVESTMENT FUND	141,207,277	0.06	141,207,277	141,207,277
INDIAN RUPEE	6,598,933		120,440	120,440
NEW TAIWAN DOLLAR	8,598,141		293,998	296,089
SOUTH KOREAN WON	4,774		4	4
*STATE STREET SHORT-TERM INVESTMENT FUND	22,643,823	0.15	22,643,823	22,643,823
US DOLLAR	107,322		107,322	107,322

Total cash equivalents and short-term investments			629,025,704	629,027,795

U.S. Equities
Large Cap companies
ALTRIA GROUP INC	97,315		2,385,922	3,057,649
AMERICAN EXPRESS CO	65,276		3,220,437	3,752,073
AMERIPRISE FINANCIAL INC	33,237		1,293,401	2,081,630
ATT INC	95,419		3,361,139	3,216,573
BANK OF AMERICA CORP	315,601		6,357,133	3,660,974
BAXTER INTERNATIONAL INC	46,911		2,483,179	3,127,087
CA INC	103,703		2,690,567	2,279,397
CAPITAL ONE FINANCIAL CORP	110,191		3,643,128	6,383,361
CARDINAL HEALTH INC	57,691		1,807,998	2,375,697
CHEVRON CORP	21,060		2,242,751	2,277,433
CHUBB CORP	26,350		1,497,518	1,984,682
*CITIGROUP COMMON STOCK FUND	13,814,899		1,306,762,544	546,517,412
*CITIGROUP INC.	81,555		3,368,466	3,226,326
CONOCOPHILLIPS	54,896		3,035,094	3,183,410
DISCOVER FINANCIAL SERVICES	69,468		1,394,900	2,677,999
EATON CORP PLC	49,107		2,533,323	2,661,590
EMERSON ELECTRIC CO	53,798		2,616,561	2,849,138
ENTERGY CORP	22,258		2,067,073	1,418,933
FIFTH THIRD BANCORP	196,228		2,376,620	2,980,699
GENERAL ELECTRIC CO	116,479		2,012,522	2,444,894
HONEYWELL INTERNATIONAL INC	50,704		2,666,848	3,218,170
ILLINOIS TOOL WORKS	59,288		3,231,069	3,605,274
INTL BUSINESS MACHINES CORP	12,876		1,388,292	2,466,316
JOHNSON + JOHNSON	58,489		3,747,901	4,100,081
JPMORGAN CHASE CO	101,008		4,152,259	4,441,337
LORILLARD INC	8,374		652,518	977,008
MARATHON OIL CORP	103,603		2,578,254	3,176,481
MEDTRONIC INC	86,336		3,280,031	3,541,511
MICROSOFT CORP	115,281		2,398,858	3,081,469
MULTI FINELINE ELECTRONIX IN	2,394		58,685	48,382
NTELOS HOLDINGS CORP	20,898		407,479	273,974
OCCIDENTAL PETROLEUM CORP	41,821		2,648,908	3,203,880
OMNOVA SOLUTIONS INC	47,459		361,468	332,690
OPLINK COMMUNICATIONS INC	10,491		170,683	163,450
ORBITZ WORLDWIDE INC	22,281		93,346	60,604

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
OREXIGEN THERAPEUTICS INC	11,990		78,794	63,186
OTTER TAIL CORP	9,392		221,185	234,799
PC CONNECTION INC	599		6,524	6,894
PENN REAL ESTATE INVEST TST REIT	19,483		320,767	343,685
PENTAIR LTD REGISTERED	63,679		2,695,389	3,129,832
PEREGRINE SEMICONDUCTOR CORP	4,296		70,560	65,777
PERICOM SEMICONDUCTOR CORP	16,486		128,209	132,381
PFIZER INC	166,741		3,675,095	4,181,855
PHILIP MORRIS INTERNATIONAL	34,934		1,777,997	2,921,856
PHILLIPS 66	37,179		1,283,042	1,974,229
PNC FINANCIAL SERVICES GROUP	47,709		2,356,578	2,781,940
RAYTHEON COMPANY	55,295		2,627,276	3,182,785
REYNOLDS AMERICAN INC	27,403		902,022	1,135,307
ROSETTA RESOURCES INC	5,595		249,334	253,798
SAIA INC	6,295		133,201	145,531
SKECHERS USA INC CLASS A	27,776		497,145	513,859
SMITH (A.O.) CORP	3,497		208,902	220,556
SMITH WESSON HOLDING CORP	45,461		475,256	383,691
SPIRIT REALTY CAPITAL INC REIT	23,180		403,206	412,142
STAGE STORES INC	18,084		423,291	448,133
STANLEY BLACK & DECKER INC	73,061		4,126,115	5,404,350
*STATE STREET COMMON STOCK FUND	79,199		1,448,068	3,723,145
*STATE STREET CORPORATION	51,702		2,346,720	2,430,507
TARGET CORP	35,133		1,879,098	2,078,841
TEXAS INSTRUMENTS INC	83,541		2,358,584	2,584,774
TYCO INTERNATIONAL LTD	110,890		3,056,885	3,243,521
UNITEDHEALTH GROUP INC	56,094		2,548,969	3,042,515
UTAH MEDICAL PRODUCTS INC	1,942		65,870	70,021
VERIZON COMMUNICATIONS INC	59,088		2,286,566	2,556,733
WALGREEN CO	72,862		2,453,064	2,696,614
WELLPOINT INC	45,514		3,291,446	2,772,691
WELLS FARGO CO	103,703		3,298,172	3,544,577

Total Large Cap Companies			1,432,680,206	691,528,109

Mid Cap Companies
ALASKA AIR GROUP INC	18,284		658,345	787,871
ALLSCRIPTS HEALTHCARE SOLUTIONS	22,850		247,288	215,251
AVERY DENNISON CORP	9,946		270,778	347,331
BROCADE COMMUNICATIONS SYS	33,239		198,891	177,166
BROWN + BROWN INC	32,567		628,310	829,157
CAMBREX CORP	39,216		389,537	446,282
CENTERPOINT ENERGY INC	86,436		1,425,306	1,663,893
CHIMERA INVESTMENT CORP REIT	418,146		1,332,835	1,091,362
CIGNA CORP	56,692		2,233,305	3,030,778
CINEMARK HOLDINGS INC	8,293		181,294	215,449
CITY NATIONAL CORP	2,393		96,507	118,499
CON WAY INC	21,636		667,283	601,926
COPA HOLDINGS SA CLASS A	1,028		99,571	102,198
DANA HOLDING CORP	7,993		114,286	124,773
DISCOVERY LABORATORIES INC	152,304		459,146	321,362
EAST WEST BANCORP INC	14,962		281,490	321,537

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
FIRST HORIZON NATIONAL CORP	86,768		876,071	859,866
FIRST NIAGARA FINANCIAL GRP	41,459		377,863	328,773
FOREST OIL CORP	18,319		215,598	122,556
HANESBRANDS INC	77,253		1,949,550	2,767,218
HASBRO INC	51,303		1,767,894	1,841,766
HATTERAS FINANCIAL CORP REIT	8,917		230,487	221,239
HCC INSURANCE HOLDINGS INC	23,845		574,976	887,255
INTL GAME TECHNOLOGY	204,312		3,025,264	2,895,106
JABIL CIRCUIT INC	33,521		609,343	646,625
LEXMARK INTERNATIONAL INC A	6,529		140,104	151,417
MARKET VECTORS JUNIOR GOLD MIN	32,865		868,401	650,723
MASCO CORP	169,079		2,323,765	2,816,860
MASTEC INC	14,787		337,646	368,648
MERCADOLIBRE INC	5,430		349,990	426,651
MERCURY GENERAL CORP	3,987		178,949	158,227
MFA FINANCIAL INC REIT	41,584		288,724	337,249
MICROCHIP TECHNOLOGY INC	95,419		2,410,057	3,109,704
MOLEX INC	99,312		2,071,914	2,714,185
NEW YORK COMMUNITY BANCORP	232,958		3,301,654	3,051,750
NORTEK INC	8,593		456,905	569,262
OCEANEERING INTL INC	4,861		158,996	261,464
OMEGA HEALTHCARE INVESTORS REIT	20,482		450,830	488,506
OMNICARE INC	80,348		2,464,056	2,900,547
ON SEMICONDUCTOR CORPORATION	99,140		738,322	698,937
ONEOK INC	22,058		607,327	942,986
PARAMETRIC TECHNOLOGY CORP	31,673		690,973	712,955
PDL BIOPHARMA INC	22,980		162,425	162,011
PENN VIRGINIA CORP	33,871		154,440	149,371
PEOPLE S UNITED FINANCIAL	258,909		3,109,972	3,130,207
PILGRIM S PRIDE CORP	70,140		479,537	508,514
PINNACLE WEST CAPITAL	9,981		389,195	508,835
POZEN INC	38,667		237,559	193,721
RANGE RESOURCES CORP	8,887		366,648	558,394
RAYMOND JAMES FINANCIAL INC	22,246		535,457	857,135
RENT A CENTER INC	52,001		1,577,721	1,786,766
REPUBLIC AIRWAYS HOLDINGS IN	44,604		249,778	253,349
RLJ LODGING TRUST REIT	10,891		200,938	210,952
ROCK TENN COMPANY CLASS A	13,598		862,194	950,659
ROCKWOOD HOLDINGS INC	72,063		3,205,173	3,564,250
ROVI CORP	31,573		463,859	487,170
ROYAL GOLD INC	6,789		378,461	552,028
SANDERSON FARMS INC	12,889		572,355	612,869
SAREPTA THERAPEUTICS INC	8,493		200,741	219,112
SCHWEITZER MAUDUIT INTL INC	8,193		279,132	319,772
SLM CORP	292,645		6,821,869	5,013,005
SOLARWINDS INC	699		25,523	36,684
SPX CORP	46,612		2,813,014	3,269,801
STEEL DYNAMICS INC	8,593		112,513	117,977
SUNSTONE HOTEL INVESTORS INC REIT	46,160		441,225	494,378
TELLABS INC	31,498		106,935	71,815
TENNECO INC	10,291		310,531	361,323

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
TIDEWATER INC	23,560		1,252,830	1,052,647
TOWERS WATSON CO CLASS A	12,649		669,561	711,009
TW TELECOM INC	13,039		210,832	332,099
UNITED STATES STEEL CORP	10,731		280,605	256,144
US AIRWAYS GROUP INC	56,851		696,949	767,491
VISHAY INTERTECHNOLOGY INC	36,514		387,016	388,140
WESTERN ALLIANCE BANCORP	134		4,009	1,410
WMS INDUSTRIES INC	5,176		81,517	90,572
XYLEM INC	35,034		1,234,924	949,409
YANDEX NV A	36,357		878,551	784,217

Total Mid Cap Companies			66,503,820	71,048,546

Small Cap Companies
1ST UNITED BANCORP INC NORTH	27,243		165,940	170,266
AARON S INC	22,211		582,989	628,125
ABM INDUSTRIES INC	22,206		474,917	443,009
ACADIA PHARMACEUTICALS INC	28,476		133,751	132,411
ACCELRYS INC	22,059		199,777	199,635
ACCO BRANDS CORP	104,705		766,117	768,536
ACORDA THERAPEUTICS INC	12,190		309,665	303,032
ACTUANT CORP A	8,208		182,029	229,084
ACTUATE CORP	8,400		53,721	47,039
ADAMS RESOURCES ENERGY INC	3,318		162,245	116,368
AEP INDUSTRIES INC	9,192		544,576	544,449
AFFYMAX INC	14,388		333,444	273,365
AGENUS INC	23,979		135,021	98,316
ALERE INC	13,289		246,439	245,839
ALLIANCE FIBER OPTIC PRODUCT	8,393		97,886	100,881
ALLIED HEALTHCARE PRODUCTS	67,963		251,208	178,742
ALLSCRIPTS HEALTHCARE SOLUTI	42,164		414,236	397,183
ALON USA ENERGY INC	32,072		406,866	580,191
AMBARELLA INC	15,112		148,060	168,499
AMERICAN STATES WATER CO	10,456		442,862	501,680
AMERISTAR CASINOS INC	9,792		204,034	256,932
AMN HEALTHCARE SERVICES INC	10,791		109,650	124,633
AMSURG CORP	11,590		319,169	347,818
ANIKA THERAPEUTICS INC	10,291		124,683	102,294
ANN INC	5,595		193,682	189,342
ANWORTH MORTGAGE ASSET CORP REIT	25,213		160,213	145,733
ARENA PHARMACEUTICALS INC	11,290		99,722	101,839
ARGAN INC COMMON STOCK	26,484		414,261	476,717
ARRAY BIOPHARMA INC	61,349		282,026	228,220
ARRIS GROUP INC	80,446		974,514	1,201,863
ARTIO GLOBAL INVESTORS INC	79,212		521,160	150,503
AUXILIUM PHARMACEUTICALS INC	13,089		237,455	242,535
AVG TECHNOLOGIES	36,770		446,717	582,076
BALLANTYNE STRONG INC	56,277		340,772	185,713
BANCORP INC/THE	13,593		99,669	149,119
BARRETT BUSINESS SVCS INC	13,403		272,105	510,539
BBCN BANCORP INC	6,730		38,413	77,869
BELO CORPORATION A	39,966		288,471	306,537

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
BIGLARI HOLDINGS INC	599		203,794	233,811
BLOUNT INTERNATIONAL INC	40,585		632,040	642,057
BLUCORA INC	26,477		260,545	415,958
BOFI HOLDING INC	5,096		135,293	142,015
BOISE INC	55,153		407,568	438,464
CACI INTERNATIONAL INC CLASS A	9,434		499,247	519,148
CAMBIUM LEARNING GROUP INC	43,747		107,439	48,560
CANTEL MEDICAL CORP	1,898		55,856	56,439
CAPSTEAD MORTGAGE CORP REIT	27,641		312,292	317,046
CASELLA WASTE SYSTEMS INC A	162,383		1,402,879	711,236
CATHAY GENERAL BANCORP	28,291		485,267	551,669
CAVCO INDUSTRIES INC	11,240		419,151	561,793
CBL + ASSOCIATES PROPERTIES REIT	23,880		381,974	506,484
CENTENE CORP	17,285		704,663	708,692
CENTURY CASINOS INC	151,360		541,769	429,863
CHARLES RIVER LABORATORIES	11,590		370,296	434,279
CHEMICAL FINANCIAL CORP	18,399		373,093	437,165
CINCINNATI BELL INC	77,259		259,335	423,378
CLEAN ENERGY FUELS CORP	5,720		76,934	71,215
COHERENT INC	8,488		282,713	429,648
COINSTAR INC	22,199		972,685	1,154,568
COLUMBIA BANKING SYSTEM INC	28,311		497,012	507,894
COOPER TIRE + RUBBER	29,874		468,607	757,614
CORINTHIAN COLLEGES INC	72,927		211,614	177,943
CRACKER BARREL OLD COUNTRY	1,699		96,560	109,148
CRAY INC	49,722		461,195	793,071
CREXUS INVESTMENT CORP REIT	31,278		341,430	383,157
CROSS COUNTRY HEALTHCARE INC	31,843		279,221	152,845
CUBIST PHARMACEUTICALS INC	2,298		91,270	96,655
CULP INC	1,898		26,915	28,495
CVR ENERGY INC	13,189		396,144	643,476
DATALINK CORP	58,025		531,546	496,116
DELEK US HOLDINGS INC	6,395		92,873	161,909
DELUXE CORP	22,010		515,225	709,606
DICE HOLDINGS INC	20,283		182,162	186,194
DOLAN CO/THE	41,103		415,899	159,890
DXP ENTERPRISES INC	11,990		292,887	588,335
DYCOM INDUSTRIES INC	27,626		443,888	547,001
EMERGENT BIOSOLUTIONS INC	31,773		456,616	509,635
EMPIRE RESORTS INC	29,697		153,482	69,193
ENCORE WIRE CORP	580		14,718	17,565
ENDOCYTE INC	30,774		305,752	276,347
ENSIGN GROUP INC/THE	7,060		146,548	191,960
ENTEROMEDICS INC	78,792		157,046	220,619
EXPRESS INC	3,266		36,574	49,287
EZCORP INC	21,467		495,833	426,326
FAIR ISAAC CORP	15,287		430,663	642,508
FINISH LINE/THE	15,791		316,229	298,932
FULL HOUSE RESORTS INC	30,110		126,965	103,880
FULTON FINANCIAL CORP	24,569		229,755	236,107
FUTUREFUEL CORP	39,866		451,337	472,011

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
GENERAC HOLDINGS INC	15,786		444,282	541,633
GENMARK DIAGNOSTICS INC	23,115		135,659	208,036
GENTEX CORP	28,555		585,179	537,414
GENTIVA HEALTH SERVICES	23,875		342,420	239,939
GEO GROUP INC/THE	11,535		265,471	325,290
GLACIER BANCORP INC	13,109		177,331	192,830
GLOBAL CASH ACCESS HOLDINGS	74,136		403,185	581,229
GLOBAL PAYMENTS INC	15,996		704,397	724,631
GOLUB CAPITAL BDC INC	14,278		223,419	228,158
GRAFTECH INTERNATIONAL LTD	26,213		341,673	246,135
GRAN TIERRA ENERGY INC	93,020		492,304	512,541
HANOVER INSURANCE GROUP INC/	13,858		516,263	536,863
HARDINGE INC	31,673		308,549	314,828
HEALTHCARE SERVICES GROUP	7,649		105,044	177,696
HELIX ENERGY SOLUTIONS GROUP	24,690		561,704	509,598
HELMERICH + PAYNE	2,773		106,262	155,295
HILL INTERNATIONAL INC	125,644		758,530	459,858
HILL ROM HOLDINGS INC	10,341		306,743	294,722
HILLTOP HOLDINGS INC	17,003		185,516	230,226
HUNTINGTON INGALLS INDUSTRIE	11,890		466,668	515,304
IBERIABANK CORP	20,907		1,026,814	1,026,955
IDT CORP CLASS B	17,685		195,102	168,713
INFINITY PHARMACEUTICALS INC	2,393		15,937	83,753
INSIGHT ENTERPRISES INC	6,195		111,656	107,602
INTEGRATED ELECTRICAL SERVIC	49,912		262,970	232,591
INTERMEC INC	42,329		779,759	417,361
INVACARE CORP	21,581		460,204	351,778
ION GEOPHYSICAL CORP	56,177		302,897	365,711
ITT CORP	17,567		413,291	412,114
JETBLUE AIRWAYS CORP	52,815		317,900	301,572
JOHN BEAN TECHNOLOGIES CORP	43,700		745,186	776,540
KAPSTONE PAPER AND PACKAGING	26,208		478,379	581,545
KB HOME	1,958		18,292	30,941
KELLY SERVICES INC A	44,202		717,425	695,741
KEY ENERGY SERVICES INC	23,800		245,062	165,407
KULICKE + SOFFA INDUSTRIES	47,559		474,204	570,235
LA Z BOY INC	8,293		109,370	117,344
LANDEC CORP	9,792		112,438	92,922
LYDALL INC	6,594		84,078	94,563
MATRIX SERVICE CO	44,110		469,346	507,267
MEDASSETS INC	32,672		325,685	547,909
MEDIFAST INC	20,175		481,129	532,410
MENTOR GRAPHICS CORP	33,871		532,716	576,483
MIDSTATES PETROLEUM CO INC	66,443		493,261	457,792
MITCHAM INDUSTRIES INC	10,491		130,611	142,992
MOLINA HEALTHCARE INC	17,185		408,328	465,033
MONEYGRAM INTERNATIONAL INC	21,981		356,442	292,129
MONOTYPE IMAGING HOLDINGS IN	7,494		88,473	119,747
MOTORCAR PARTS OF AMERICA IN	32,392		240,173	212,817
MOVADO GROUP INC	12,689		203,749	389,302
MULTIMEDIA GAMES HOLDING CO	21,162		202,173	311,291

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
MYR GROUP INC/DELAWARE	18,669		326,326	415,385
NACCO INDUSTRIES CLASS A	4,716		195,253	286,211
NELNET INC CLASS A	19,184		414,361	571,478
NETSCOUT SYSTEMS INC	26,178		503,910	680,354
NEUTRAL TANDEM INC	18,984		214,266	48,788
NEWPARK RESOURCES INC	66,381		701,068	521,091
NOBILITY HOMES INC	44,364		368,769	217,383
NORTHWEST BANCSHARES INC	3,227		35,230	39,179
NU SKIN ENTERPRISES INC A	7,993		275,671	296,146
OFFICIAL PAYMENTS HOLDINGS I	108,702		799,948	613,078
OLD NATIONAL BANCORP	8,493		96,072	100,809
OLD REPUBLIC INTL CORP	33,456		346,923	356,310
OMEGA PROTEIN CORP	9,194		122,061	56,268
OMNICELL INC	19,825		277,077	294,798
ORASURE TECHNOLOGIES INC	85,287		706,050	612,359
ORIGEN FINANCIAL INC REIT	122,193		261,512	177,180
OSI SYSTEMS INC	8,379		309,858	536,579
OUTDOOR CHANNEL HOLDINGS INC	2,100		15,683	15,962
PACER INTERNATIONAL INC	28,261		162,521	110,217
PACIFIC PREMIER BANCORP INC	23,156		87,757	237,119
PALOMAR MEDICAL TECHNOLOGIES	27,674		234,047	254,880
PANTRY INC	24,279		354,104	294,506
PARK OHIO HOLDINGS CORP	10,498		215,491	223,712
PARK STERLING CORP	8,583		54,024	44,887
PATRICK INDUSTRIES INC	13,044		141,562	202,962
PETROQUEST ENERGY INC	3,887		21,342	19,239
PHARMACYCLICS INC	7,094		349,614	410,738
PHI INC NON VOTING	6,721		156,313	225,094
PHI INC VOTING	1,908		46,953	60,113
POSTROCK ENERGY CORP	30,106		185,460	44,557
POWER ONE INC	131,817		755,367	541,767
PREMIERE GLOBAL SERVICES INC	103,107		866,944	1,008,382
PRESTIGE BRANDS HOLDINGS INC	13,031		119,852	261,007
PRIMORIS SERVICES CORP	40,857		368,472	614,488
PS BUSINESS PARKS INC/CA REIT	3,997		234,198	259,697
REDWOOD TRUST INC REIT	17,329		245,760	292,689
REPUBLIC BANCORP INC CLASS A	1,599		38,271	33,779
REX AMERICAN RESOURCES CORP	16,963		295,710	327,225
RICK S CABARET INTL INC	30,616		303,761	246,457
ROVI CORP	32,732		494,637	505,053
RTI BIOLOGICS INC	74,320		327,339	317,347
RUE21 INC	2,828		75,991	80,275
SAIA INC	7,672		160,999	177,386
SANMINA CORP	51,856		467,500	574,040
SELECT COMFORT CORPORATION	7,094		182,245	185,648
SINCLAIR BROADCAST GROUP A	28,575		307,771	360,623
SKILLED HEALTHCARE GROU CLASS A	16,306		103,658	103,869
SKYLINE CORP	12,125		300,111	49,226
SPARTON CORP	9,492		128,154	131,652
STANDARD MOTOR PRODS	23,080		456,350	512,842
STANDEX INTERNATIONAL CORP	5,795		221,948	297,227

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
STEELCASE INC CLASS A	29,275		265,802	372,962
STERLING BANCORP N Y	11,140		103,045	101,489
STERLING CONSTRUCTION CO	20,902		283,309	207,767
SWIFT TRANSPORTATION CO	11,590		102,055	105,701
SYKES ENTERPRISES INC	55,038		882,147	837,675
SYNERGY PHARMACEUTICALS INC	16,985		78,019	89,343
SYNNEX CORP	23,715		718,915	815,310
SYNTA PHARMACEUTICALS CORP	6,295		59,754	56,777
TASER INTERNATIONAL INC	3,397		28,071	30,370
TELECOMMUNICATION SYSTEMS A	44,491		203,232	109,892
TELENAV INC	42,464		407,034	338,859
TELETECH HOLDINGS INC	51,446		841,668	915,736
TENNECO INC	15,781		479,072	554,087
THL CREDIT INC	59,329		836,917	877,477
TOWER INTERNATIONAL INC	9,852		161,724	79,305
TREX COMPANY INC	5,895		177,112	219,469
TRIANGLE CAPITAL CORP	10,446		262,193	266,269
TRIANGLE PETROLEUM CORP	37,289		219,133	223,361
TRIMAS CORP	13,428		273,232	375,460
UMH PROPERTIES INC REIT	47,304		498,762	488,655
UNIFI INC	6,494		85,177	84,493
UNISYS CORP	30,874		639,460	534,112
UNITED ONLINE INC	90,522		561,642	506,020
UNITED STATES LIME MINERAL	1,413		72,270	66,571
UNIVEST CORP OF PENNSYLVANIA	3,967		72,820	67,829
USANA HEALTH SCIENCES INC	11,490		437,780	378,370
VAALCO ENERGY INC	20,665		146,402	178,755
VALASSIS COMMUNICATIONS INC	20,782		528,601	535,764
VALUECLICK INC	27,252		449,549	528,954
VERIFONE SYSTEMS INC	16,985		512,142	504,127
VERINT SYSTEMS INC	6,793		191,116	199,448
VIAD CORP	3,797		91,074	103,120
VIVUS INC	5,895		79,557	79,110
VONAGE HOLDINGS CORP	61,547		274,391	145,867
WASHINGTON FEDERAL INC	7,494		115,490	126,417
WAUSAU PAPER CORP	16,066		141,511	139,133
WD 40 CO	3,242		132,399	152,741
WEB.COM GROUP INC	8,792		123,898	130,128
WEIGHT WATCHERS INTL INC	8,857		426,571	463,773
WESTERN REFINING INC	23,180		419,074	653,449
WILLBROS GROUP INC	59,870		712,106	320,901
WILLIS LEASE FINANCE CORP	999		14,268	14,298
WINTRUST FINANCIAL CORP	19,059		608,422	699,452
XO GROUP INC	43,495		380,823	404,501
ZIONS BANCORPORATION	17,980		339,478	384,763

Total Small Cap Companies			75,834,394	78,751,046

Total U.S. Equities			1,575,018,420	841,327,701

Non-U.S. Equities
AAC TECHNOLOGIES HOLDINGS	83,726		170,807	291,657
ADVANCED INFO SERVICE FOR RG	111,235		546,987	759,994

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
AIRCASTLE LTD	37,768		454,859	473,606
ALKERMES PLC	19,483		365,038	360,830
AMARIN CORPORATION PLC	23,090		265,944	186,800
ARCELIK AS	70,119		349,909	459,682
ARGO GROUP INTERNATIONAL	20,053		676,385	673,573
ASIAN PAINTS LTD	3,827		269,157	309,396
ASPEN PHARMACARE HOLDINGS LT	27,073		355,162	539,270
ASTRA INTERNATIONAL TBK PT	1,644,112		1,043,447	1,296,524
ASUSTEK COMPUTER INC	127,582		1,266,379	1,434,467
AVI LTD	30,194		176,528	213,348
BAIDU INC SPON ADR ADR	4,569		590,883	458,228
BAJAJ AUTO LTD	20,754		635,208	808,720
BANCO LATINOAMERICANO COME E	23,979		404,554	516,996
BANCO SANTANDER CHILE ADR	15,855		480,328	451,710
BANK RAKYAT INDONESIA PERSER	1,803,589		938,851	1,300,643
BEC WORLD PCL FOREIGN	347,760		575,046	807,159
BELLE INTERNATIONAL HOLDINGS	224,265		339,374	486,674
BERRY PLASTICS GROUP INC	4,796		75,582	77,118
BIDVEST GROUP LTD	18,034		400,605	458,032
BIM BIRLESIK MAGAZALAR AS	4,771		147,224	233,261
BIODELIVERY SCIENCES INTL	52,655		250,204	226,942
BLOOMIN BRANDS INC	3,697		56,327	57,818
BP PLC SPONS ADR ADR	75,357		3,441,044	3,137,867
BR MALLS PARTICIPACOES SA	81,931		958,818	1,081,216
BR PROPERTIES SA	26,214		282,024	326,476
BRILLIANCE CHINA AUTOMOTIVE	841,243		895,330	1,038,686
BROWN SHOE COMPANY INC	29,075		380,849	534,109
CAFEPRESS INC	13,389		110,475	77,252
CAPITAL SENIOR LIVING CORP	4,896		90,148	91,502
CARDINAL FINANCIAL CORP	15,986		246,070	260,097
CARMIKE CINEMAS INC	22,181		301,674	332,715
CARNIVAL CORP	84,140		3,302,817	3,093,841
CATCHER TECHNOLOGY CO LTD	43,856		296,469	217,477
CCR SA	71,864		579,338	682,669
CECO ENVIRONMENTAL CORP	22,314		169,678	222,023
CELADON GROUP INC	28,376		457,093	512,748
CELLTRION INC	16,728		344,237	407,823
CELSION CORP	16,086		124,852	131,746
CFR PHARMACEUTICALS SA	880,110		212,218	222,417
CHEMTURA CORP	14,488		228,755	308,006
CHICAGO BRIDGE IRON NY SHR NY REG SHRS EUR	10,311		288,741	477,922
CHINA BLUECHEMICAL LTD H	344,870		264,915	231,371
CHINA MOBILE LTD	311,978		3,271,301	3,632,631
CHINA OVERSEAS LAND INVEST	328,922		899,124	980,292
CHINA SHENHUA ENERGY CO H	281,577		1,201,779	1,235,171
CIA HERING	19,137		397,410	392,466
CIELO SA	19,137		555,483	532,666
CIENA CORP	5,695		73,920	89,413
CIMB GROUP HOLDINGS BHD	516,906		1,372,396	1,289,730
CNOOC LTD	1,143,253		2,053,619	2,475,057

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
COCA COLA BOTTLING CO CONSOL	4,896		322,978	325,571
COMPANHIA DE BEBIDAS PRF ADR	56,265		1,799,223	2,362,551
COVENANT TRANSPORT GRP CLASS A	6,894		39,812	38,124
CP ALL PCLASS FOREIGN	516,607		444,735	776,853
CPFL ENERGIA SA ADR ADR	2,445		62,823	51,247
CREDICORP LTD	6,615		633,293	969,541
CSG SYSTEMS INTL INC	26,351		499,131	479,068
DEL FRISCO S RESTAURANT GROU	6,594		93,825	102,806
DIGIMARC CORP	3,897		97,215	80,661
DIGITAL RIVER INC	21,681		359,173	311,995
DINEEQUITY INC	2,997		186,509	200,828
DISCOVERY HOLDINGS LTD	41,777		281,433	306,223
DONGYUE GROUP	519,298		354,205	343,704
ECOPETROL SA	577,277		1,528,849	1,783,777
ELDORADO GOLD CORP	16,580		188,614	213,547
EMERITUS CORP	13,289		304,599	328,494
EMPRESA NACIONAL DE TELECOM	31,887		609,552	659,301
ENERGY XXI BERMUDA	1,639		48,887	52,746
ENERSYS	15,986		536,600	601,564
EPL OIL GAS INC	21,282		436,860	479,903
EPLUS INC	5,723		230,467	236,593
ETALON GROUP LTD GDR 144A GDR	39,869		193,124	183,399
EUROCASH SA	15,834		130,120	223,578
FAIRPOINT COMMUNICATIONS INC	14,288		99,023	113,445
FIBRA UNO ADMINISTRACION SA REIT	18,539		48,598	55,678
FIRST GULF BANK	181,689		498,587	581,217
FIRSTRAND LTD	404,330		1,326,167	1,477,326
FOMENTO ECONOMICO MEX SP ADR ADR	8,948		830,970	901,031
FORESTAR GROUP INC	26,578		400,635	460,600
FREIGHTCAR AMERICA INC	5,096		90,626	114,244
FRESH DEL MONTE PRODUCE INC	27,312		573,351	719,660
G III APPAREL GROUP LTD	7,593		278,539	259,925
GEORGIA GULF CORP	7,693		238,031	317,584
GLOBUS MEDICAL INC	21,767		344,391	228,339
GOLDCORP INC	10,906		433,876	400,237
GOLDEN EAGLE RETAIL GROUP	90,703		208,501	223,514
GREAT BASIN GOLD LTD	135,329		232,937	11,963
GREAT WALL MOTOR COMPANY	173,432		463,145	541,495
GRUPO FINANCIERO BANORTE O	307,891		1,519,290	1,979,028
GRUPO MEXICO SAB DE CV SER B	642,694		1,994,950	2,307,779
GUARANTY TRUST BANK	2,715,361		273,316	399,957
GUIDANCE SOFTWARE INC	4,610		51,983	54,721
HAIER ELECTRONICS GROUP CO	458,497		477,754	673,178
HAITIAN INTERNATIONAL HLDGS	222,272		209,507	265,263
HANDY + HARMAN LTD	2,598		39,066	39,148
HANOVER INSURANCE GROUP INC	4,596		167,453	178,051
HAVERTY FURNITURE	15,786		253,917	257,477
HDFC BANK LIMITED	58,566		564,223	724,834
HEADWATERS INC	54,653		298,225	467,831
HHGREGG INC	17,685		129,800	124,147
HIWIN TECHNOLOGIES CORP	23,074		200,117	169,250

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
HON HAI PRECISION INDUSTRY	557,744		1,835,166	1,707,478
HOUSING DEVELOPMENT FINANCE	61,750		867,250	933,176
HYSTER YALE MATERIALS	10,911		432,457	532,439
HYUNDAI MOTOR CO	8,360		1,604,504	1,706,161
ICU MEDICAL INC	3,197		164,063	194,809
IHH HEALTHCARE BHD	547,406		552,303	603,257
IMPERIAL TOBACCO GROUP ADR ADR	26,051		2,118,026	2,018,659
IND + COMM BK OF CHINA H	1,890,804		1,350,790	1,341,713
INDO TAMBANGRAYA MEGAH TBK P	83,726		446,043	360,965
INDUSIND BANK LTD	35,231		207,887	268,714
INDUSTRIES QATAR	25,864		946,682	1,101,770
INTEGRA LIFESCIENCES HOLDING	9,492		353,493	369,898
INTEGRATED SILICON SOLUTION	9,692		98,256	87,225
INTERCEPT PHARMACEUTICALS IN	1,898		64,485	65,000
INTERDIGITAL INC	16,386		677,292	673,462
INTEROIL CORP	26,437		1,169,714	1,468,064
INTERTAPE POLYMER GROUP INC	10,876		27,021	87,223
INVERSIONES LA CONSTRUCCION	9,625		189,364	188,971
IOCHPE MAXION S.A.	15,948		277,917	213,026
ITAU UNIBANCO HOLDING PREFERENCE	115,521		1,782,371	1,883,888
ITC LTD	250,058		1,057,298	1,306,196
JASA MARGA (PERSERO) TBK PT	676,284		400,106	382,438
JOHNSON OUTDOORS IN	3,474		73,531	69,202
JUBILANT FOODWORKS LTD	10,255		201,758	241,083
KAISER ALUMINUM CORP	7,893		472,799	486,933
KALBE FARMA TBK PT	2,686,695		218,635	295,502
KASIKORNBANK PCL FOREIGN	214,397		993,276	1,356,191
KIMBALL INTERNATIONAL B	39,646		357,701	460,290
KMG CHEMICALS INC	2,198		36,782	38,621
LENOVO GROUP LTD	1,485,133		1,071,772	1,343,179
LG HOUSEHOLD HEALTH CARE	553		240,444	339,485
LIFE HEALTHCARE GROUP HOLDIN	174,291		434,027	698,445
LOJAS RENNER S.A.	6,379		229,412	248,465
LSB INDUSTRIES INC	6,694		229,637	237,111
LUPIN LTD	19,925		195,056	222,576
M VIDEO	18,410		148,922	148,934
MAGNIT OJSC SPON GDR 144A GDR	25,002		626,292	783,487
MAIL RU GROUP GDR REGS GDR	5,801		205,353	200,134
MARRIOTT VACATIONS WORLD	13,588		431,591	566,226
MEDIATEK INC	80,735		796,938	899,408
MERRIMACK PHARMACEUTICALS IN	35,270		261,992	214,793
MOTHERSON SUMI SYSTEMS LTD	96,989		285,380	349,614
MR PRICE GROUP LTD	12,796		130,192	211,146
MRV COMMUNICATIONS INC	774		28,351	7,976
MTN GROUP LTD	49,553		935,603	1,037,262
NASPERS LTD N SHS	21,799		1,033,397	1,395,618
NETSOL TECHNOLOGIES INC	40,046		253,794	238,272
NIGERIAN BREWERIES PLC	227,659		175,952	214,319
NORDION INC	13,893		111,823	89,610
NUVASIVE INC	36,968		707,606	571,530
ODONTOPREV S.A.	42,760		223,035	224,085

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
OIL SEARCH LTD	124,565		837,323	906,555
ORTHOFIX INTERNATIONAL NV	13,089		522,136	514,781
PACIFIC RUBIALES ENERGY CORP	35,277		956,546	818,781
PENN WEST PETROLEUM LTD	16,576		189,924	180,013
PERRY ELLIS INTERNATIONAL	10,291		208,784	204,794
PING AN INSURANCE GROUP CO H	138,048		989,313	1,155,911
PROGRESSIVE WASTE SOLUTIONS	17,645		374,921	381,129
QUALICORP SA	22,626		212,234	234,381
QUIMICA Y MINERA CHIL SP ADR ADR	8,310		491,606	478,975
RAIA DROGASIL SA	20,931		155,226	235,842
RANDGOLD RESOURCES LTD ADR ADR	17,334		878,372	1,720,412
ROYAL CARIBBEAN CRUISES LTD	91,826		2,635,790	3,122,077
S.A.C.I. FALABELLA	42,478		372,304	436,489
SAMSUNG ELECTRONICS CO LTD	2,661		2,460,745	3,783,449
SAMSUNG ENGINEERING CO LTD	1,488		316,062	230,049
SAMSUNG FIRE MARINE INS	3,240		661,878	659,835
SAMSUNG HEAVY INDUSTRIES	12,968		409,233	466,943
SAN GOLD CORP	69,680		208,718	55,117
SANDSTORM GOLD LTD	64,819		160,406	761,662
SANDSTORM METALS ENERGY LT	521,533		190,765	251,417
SANDVINE CORP	318,352		447,869	417,678
SANOFI ADR ADR	35,133		1,199,517	1,664,618
SCIENTIFIC GAMES CORP A	31,578		212,459	273,780
SEADRILL LTD	74,159		2,183,521	2,729,062
SELECT MEDICAL HOLDINGS CORP	37,468		311,097	353,322
SHOPRITE HOLDINGS LTD	21,378		311,807	515,274
SIAM MAKRO PUBLIC CO FOREIGN	21,629		174,268	315,351
SILVER STANDARD RESOURCES	27,936		477,754	415,967
SINO BIOPHARMACEUTICAL	135,556		66,509	64,535
SM PRIME HOLDINGS INC	911,413		299,331	366,230
SONDA SA	86,506		225,441	275,524
SPECTRUM BRANDS HOLDINGS INC	12,989		412,048	583,589
STREAMLINE HEALTH SOLUTIONS	7,294		41,161	41,501
SUCAMPO PHARMACEUTICALS CLASS A	47,959		338,156	234,998
SUN ART RETAIL GROUP LTD	516,308		644,301	790,031
SUN PHARMACEUTICAL INDUS	53,478		577,574	718,763
TATA CONSULTANCY SVCS LTD	39,622		727,284	906,667
TATA MOTORS LTD	322,444		1,590,240	1,842,034
TENCENT HOLDINGS LTD	42,361		1,165,804	1,357,595
TEVA PHARMACEUTICAL SP ADR ADR	25,152		1,023,476	939,186
TIGER BRANDS LTD	6,242		219,331	239,270
TOFAS TURK OTOMOBIL FABRIKA	60,964		212,143	356,965
TOTVS SA	10,565		175,646	208,418
TPK HOLDING CO LTD	36,756		526,917	649,320
TRACTEBEL ENERGIA SA	28,307		442,404	461,073
TURKIYE HALK BANKASI	246,696		1,546,799	2,418,990
VODAFONE GROUP PLC SP ADR ADR	75,756		2,078,322	1,908,300
WANT WANT CHINA HOLDINGS LTD	600,034		529,249	826,794
WILLIS GROUP HOLDINGS PLC	63,879		2,302,624	2,141,856
WUXI PHARMATECH CAYMAN ADR ADR	13,782		176,584	217,064
XL AXIATA TBK PT	623,457		445,770	368,737

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
XL GROUP PLC	96,118		1,889,017	2,408,708
YINGDE GASES GROUP COMPANY	196,855		201,025	199,626

Total Non-U.S. Equities			119,405,643	136,550,300

Mutual Funds
Non-U.S. Equity Funds
DFA EMERGING MARKETS PORTFOLIO	4,489,379		110,075,205	120,090,883
DFA INTERNATIONAL VALUE PORTFOLIO	19,672,367		243,926,528	250,625,951
DODGE COX INTERNATIONAL STOCK FUND	8,039,885		263,938,514	278,501,626
T ROWE PRICE INTERNATIONAL DISCOVERY FUND	1,353,723		53,543,747	62,406,611
THERAVANCE INC	3,597		77,316	80,103

Total Non-U.S. Stock Funds			671,561,310	711,705,174

U.S. Equity Funds
SPDR SP REGIONAL BANKING ETF	2,210		50,324	61,817

Total U.S. Stock Funds			50,324	61,817

Non-U.S. Fixed Income Funds
LEGG MASON BW GLOBAL OPPORTUNI	6,108,360		65,318,173	71,528,899
PIMCO EMERGING MARKETS BOND	4,238,505		47,114,266	52,981,311

Total Non-U.S. Fixed Income Funds			112,432,439	124,510,210

High Yield Bond Funds
T ROWE PRICE INSTITUTIONAL HIG	8,824,756		82,491,550	86,129,614
WESTERN ASSET HIGH YIELD FUND	9,721,192		82,306,494	86,226,972

Total High Yield Bond Funds			164,798,044	172,356,586

Global Allocation Funds
PIMCO ALL ASSET ALL AUTHORITY	4,717,760		51,098,544	52,319,962

Total Global Allocation Funds			51,098,544	52,319,962

Total Mutual Funds			999,940,661	1,060,953,749

Collective Trusts And Other Investments
Balanced Funds
BFA LIFEPATH INDEX 2015 FUND	7,147,513		89,366,099	99,850,757
BFA LIFEPATH INDEX 2020 FUND	9,836,936		127,975,064	143,127,417
BFA LIFEPATH INDEX 2025 FUND	11,278,619		136,536,765	152,712,503
BFA LIFEPATH INDEX 2030 FUND	10,824,709		138,672,995	154,901,591
BFA LIFEPATH INDEX 2035 FUND	9,762,926		115,315,925	128,382,475
BFA LIFEPATH INDEX 2040 FUND	8,537,679		107,687,158	119,612,877
BFA LIFEPATH INDEX 2045 FUND	13,576,400		156,216,312	172,963,340
BFA LIFEPATH INDEX 2050 FUND	3,260,716		31,043,613	33,617,985
BFA LIFEPATH RETIREMENT FUND	5,835,551		78,636,930	87,474,914

Total Balanced Funds			981,450,861	1,092,643,859

Commodity Funds
SSGA DJ/UBS ROLL SELECT COMMODITY INDEX FUND	3,992,600		45,131,326	42,577,085

Total Commodity Funds			45,131,326	42,577,085

Non-U.S. Fixed Income Funds

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
WELLINGTON EMERGING MARKET DEBT	3,693,518		45,285,134	52,521,826

Total Non-U.S. Fixed Income Funds			45,285,134	52,521,826

Non-U.S. Equity Funds
MSCI EM FREE INDEX	3,607,398		86,367,312	99,228,696
SSGA EMERGING MARKET EQUITY	9,257,240		82,996,011	92,063,256
MSCI EAFE INDEX	18,450,425		340,130,128	369,635,816

Total Non-U.S. Equity Funds			509,493,451	560,927,768

Real Estate Funds
AEW CAPITAL MANAGEMENT REIT FUND	8,006,643		93,511,561	104,646,824

Total Real Estate Funds			93,511,561	104,646,824

U.S. Fixed Income Funds
LB AGG BOND INDEX	21,490,085		428,733,531	531,922,581
LB US TIPS INDEX	8,559,621		112,650,971	134,574,354

Total U.S. Fixed Income Funds			541,384,502	666,496,935

U.S. Equity Funds
WELLINGTON LARGE CAP GROWTH	19,229,356		202,962,195	206,523,278
S&P 400 MID CAP INDEX	7,330,253		230,057,565	287,595,137
RUSSELL 2000 INDEX	12,238,402		242,916,026	373,087,688
RUSSELL 3000 INDEX	19,523,243		358,377,008	478,651,339
S&P 500 INDEX	3,518,160		928,075,921	1,088,367,399
WELLINGTON MID CAP GROWTH	5,687,980		53,185,456	57,050,439

Total U.S. Equity Funds			2,015,574,171	2,491,275,280

Total Collective Trusts And Other Investments			4,231,831,006	5,011,089,577

Guaranteed Investment Contracts
AIG FINANCIAL PRODUCTS CONTRACT NO. 725840	162,877,734	4.71	162,720,407	184,176,370
ING LIFE AND ANNUITY COMPANY CONTRACT NO. 60266	193,576,754	3.27	193,576,753	205,143,530
ING LIFE AND ANNUITY COMPANY CONTRACT NO. 60385	19,989,676	0.61	19,989,676	19,990,056
MET LIFE CONTRACT NO. 32645	13,478,670	0.93	13,478,670	13,494,481
NATIXIS FINANCIAL PRODUCTS CONTRACT NO. WR1937-02	65,682,876	1.35	65,759,256	66,636,519
NEW YORK LIFE CONTRACT NO. 29038	100,386,171	2.86	100,386,170	106,331,065
NEW YORK LIFE CONTRACT NO. 34360	20,116,551	1.02	20,116,551	20,184,320
PRINCIPAL LIFE CONTRACT NO. 18274	20,145,142	1.25	20,145,143	20,292,503
PROTECTIVE LIFE INSURANCE	25,130,092	0.85	25,130,092	25,140,999
PRUDENTIAL GA-62194	288,869,986	2.53	288,869,411	301,370,278
ROYAL BANK OF CANADA CONTRACT NO. CITIGROUP01	198,422,794	4.76	198,509,275	224,603,679

Total Guaranteed Insurance Contracts			1,108,681,404	1,187,363,800

Wrapper Contracts
AIG FINANCIAL PRODUCTS CONTRACT NO.725840			N/A	(283,933)

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
ING LIFE & ANNUITY COMPANY CONTRACT NO. 60266			N/A	431,059
NATIXIS FINANCIAL PRODUCTS CONTACT NO. WR1937-02			N/A	76,380
PRUDENTIAL GA-62194			N/A	(92,926)
ROYAL BANK OF CANADA CONTRACT NO. CITIGROUP01			N/A	86,481

Total Wrapper Contracts			—	217,061

Total Investments			8,663,902,838	8,866,529,982

Loans receivable from participants
43,191 loans carrying an interest rate of 4.25% to 10.50% with maturities up to 20 years				227,112,345

Total				9,093,642,327

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4j—Schedule of Reportable Transactions

Year Ended December 31, 2012

Identify and Descritpion	Number of purchases	Purchase price	Number of sales	Selling Price	Expenses incurred with transaction	Cost of asset sold	Current value of asset on transaction date	Net gain (loss)
BNY MELLON STABLE VALUE FUND'S SHORT-TERM INVESTMENT FUND	96	$306,749,550	153	$284,280,001	$—	$284,280,001	$591,029,551	$—
STATE STREET SHORT-TERM INVESTMENT FUND	657	265,771,194	913	265,025,458	—	265,025,458	530,796,652	—
CITIGROUP LARGE CAP GROWTH	77	249,509,887	186	270,978,112	—	246,761,160	520,487,999	24,216,952
BLACKROCK T-FUND	27	488,448,960	37	23,796,129	—	23,796,129	512,245,089	—
DFA INTERNATIONAL VALUE PORTFOLIO	41	295,390,830	223	360,935,174	—	391,903,193	656,326,004	(30,968,019)
DODGE COX INTERNATIONAL STOCK FUND	36	312,923,868	219	315,707,553	—	369,638,305	628,631,421	(53,930,752)

		$1,918,794,289		$1,520,722,427	$—	$1,581,404,246	$3,439,516,716	$(60,681,819)

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIGROUP 401(k) PLAN
By:	/s/ PAUL MCKINNON Paul McKinnon Global Head of Human Resources

Date: June 28, 2013